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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              LAYCOR VENTURES CORP.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   521033 10 0
                                 (CUSIP Number)


                               Robert Wayne Morgan
                          1128 Quebec Street, Suite 407
                           Vancouver, British Columbia
                                 Canada V6A 4E1
                                 (604) 689-1453
           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 6, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.                                                           Page 2 of 4
521033 10 0

1.  Names of Reporting Persons.

    Robert Wayne Morgan

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) |_|
    (b) |X|

3.  SEC Use Only

4.  Source of Funds (See Instructions)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    |_|

 6. Citizenship or Place of Organization

    Canada

Number of Shares   |        7.  Sole Voting Power
Beneficially       |
Owned by           |            67,000 (201,000 post dividend)
Each Reporting     |
Person With:       |        8.  Shared Voting Power
                   |
                   |            0
                   |
                   |        9.  Sole Dispositive Power
                   |
                   |            67,000 (201,000 post dividend)
                   |
                   |      10.   Shared Dispositive Power
                   |
                   |            0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    67,000 (201,000 post dividend)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                           |_|
13. Percent of Class Represented by Amount in Row (11)

    Less than 1%

14. Type of Reporting Person (See Instructions)

    IN


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ITEM 1. SECURITY AND ISSUER

Common Stock
Laycor Ventures Corp.
400 East Kaliste Saloom
Suite 1300
Lafayette, LA 70508

ITEM 2. IDENTITY AND BACKGROUND

Robert Wayne Morgan
1128 Quebec Street, Suite 407
Vancouver, British Columbia
Canada V6A 4E1

Officer and Director of Laycor Ventures, Corp.

         Mr. Morgan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

         Mr. Morgan is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

Sale of controlling interest in Laycor Ventures Corp.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         On February 6, 2008, Mr. Morgan sold 4,933,000 shares of Common Stock of Laycor Ventures Corp. to 15 individuals in a private sale. Mr. Morgan retained ownership of 67,000 shares, out of 8,011,500 outstanding on such date. As a result of such sale, Mr. Morgan ceases to hold more than 5% of the outstanding shares of any class of securities. Subsequent to the sale, the Company declared and paid a common stock dividend of two shares for each one share of Common Stock outstanding. As a result of such dividend, Mr. Morgan received an additional 134,000 shares of Common Stock. As a result, Mr. Morgan currently owns 201,000 shares of Common Stock post dividend.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Morgan signed a Stock Purchase Agreement with each of the 15 separate purchasers. Upon completion of the sale, Mr. Morgan has no further obligations to or relationship with the purchasers; provided, however, Mr. Morgan remains a director pending election of substitute director(s).

                                       3

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March3, 2008
Date


/s/ Robert Wayne Morgan
-----------------------
Signature






Robert Wayne Morgan
-------------------
Name/Title




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